PLUS 70/50 OPTIONAL DEATH BENEFIT RIDER


This Rider is part of the Contract to which it is attached and is effective on the Issue Date shown on the Contract Schedule. This benefit is in addition to the DEATH BENEFIT AMOUNT DURING THE ACCUMULATION PERIOD as stated in the DEATH BENEFIT PROVISION of the Contract.

                                     BENEFIT

In consideration of the Premium paid, we will pay an additional Death Benefit as described below. This benefit will be determined as of the Death Benefit Date. Also, any elections to continue the Contract are deemed valid as of the date we receive an Authorized Request at the Service Center.

Basic Benefit:  The Additional Death Benefit is equal to:

o For issue Ages 0-69, 70% of the excess, if any, of the Additional Death Benefit Ending Value over the Additional Death Benefit Base Value;
o For issue Ages 70-75, 50% of the excess, if any, of the Additional Death Benefit Ending Value over the Additional Death Benefit Base Value

However, the excess of the Additional Death Benefit Ending Value over the Additional Death Benefit Base Value may not exceed

o 70% of the Total Adjusted Purchase Payments, less Purchase Payments made during the 12 months prior to the Death Benefit Date, except for Purchase Payments made during the first Contract Year; for issue Ages 0-69, or

o 50% of the Total Adjusted Purchase Payments, less Purchase Payments made during the 12 months prior to the Death Benefit Date, except for Purchase Payments made during the first Contract Year for issue Ages 70-75.

If the Owner of this Contract is changed, death benefits under this rider will be determined based on the Age of the new Owner or the oldest of Joint Owners as of the date of the change.

Spouse Benefit: In the event that your spouse elects to continue the Contract in his or her name, in accordance with the DEATH BENEFIT OPTIONS DURING THE ACCUMULATION PERIOD provision, the amount of the Additional Death Benefit provided above will be added to the Contract Value. Provisions of this Rider will continue as if your spouse had purchased the Contract on the date of continuation, with the initial Purchase Payment equal to the Contract Value, including the Additional Death Benefit, on that date. For purposes of calculating future death benefits, your spouse's Age on the date of continuation will be used.

If your spouse is Age 76 or older on the Death Benefit Date, your spouse may continue the Contract, but there will be no future Additional Death Benefit.

                                   DEFINITIONS

Additional Death Benefit Base Value: Equal to the Total Adjusted Purchase Payments. For the surviving spouse who elects to continue the Contract, Total Adjusted Purchase Payments is equal to the Contract Value on the date of continuation, adjusted to reflect Purchase Payments and partial withdrawals made since the date of continuation.

Additional Death Benefit Ending Value is the lesser of:

a)            The Contract Value on the Death Benefit Date; and
b) The Contract Value on the decedent's 81st birthday, if the Death Benefit Date is subsequent to the decedent's 81st birthday.

Issue Age: Issue Age refers to the Age of the Owner, or the oldest of Joint Owners on the Issue Date. If the Owner is a non-natural person, issue Age refers to the Age of the Annuitant.


                                     CHARGE

The Charge for this benefit is shown on the Contract Schedule. This will be added to and become a part of the Coverage Charge.

All references to death benefit under the DEATH BENEFIT PROVISION of the Contract include the Additional Death Benefit.

This Rider is irrevocable.

Signed for Business Men's Assurance Company of America.

                       [GRAPHIC OMITTED][GRAPHIC OMITTED]

                                    Secretary


VA37                                                                     (2/03)